Exhibit (a)(1)(G)(i)

                                  PRESS RELEASE

NEWS

FOR IMMEDIATE RELEASE                      CONTACT PERSON: Courtney Griesser
                                                           (802) 985-1309
                                                           courtney@vtbear.com

                        THE VERMONT TEDDY BEAR CO., INC.
             ANNOUNCES EXTENSION OF TENDER OFFER TO OCTOBER 4, 2002

SHELBURNE, VT., September 20, 2002. The Vermont Teddy Bear Co., Inc. ("Vermont Teddy Bear" or "Company"), www.VermontTeddyBear.com (NASDAQ: BEAR), announced today that it has extended its Offer to Purchase dated August 21, 2002 by extending the expiration date from September 27, 2002, to October 4, 2002, at 5:00 p.m., Eastern Time. Under the Offer to Purchase, Vermont Teddy Bear is offering to purchase for cash up to 3,000,000 shares of its common stock at a price of $3.50 per share. The expiration date is being extended in anticipation of the Company's announcement of its earnings and financial results for the year ended June 30, 2002, when it files its Form 10-K with the Securities and Exchange Commission on September 30, 2002.

         The Company disclosed that as of today 1,530,487 shares of the Company's common stock had been validly tendered and not withdrawn, including 439,546 shares deposited with Continental Stock Transfer & Trust Company, the depositary for the offer, and 1,090,941 shares deposited directly with the Company which underlie Series C Convertible Preferred Stock and stock options issued under the Company's stock option plans (including 540,500 shares underlying options held by Patrick Burns, formerly the Company's Chief Executive Officer).

         In addition, the Company announced that Joan Martin, who holds 1,840,975 shares of common stock representing 26.8% of the Company's outstanding common stock, has expressed her intent to tender 700,000 shares pursuant to the offer. Ms. Martin's shares are not included in the total number of shares validly tendered and not withdrawn reported above.

         "We are very pleased with the response to our tender offer to date, but we have decided to extend the offer in order to give our shareholders the opportunity to review our year-end financial results before making their final decisions," said Elisabeth Robert, the Company's Chief Executive Officer.

         D.F. King & Co., Inc. is acting as the information agent for the offer. Holders of shares who have any questions regarding the terms of the offer, the procedures for tendering their shares or who would like copies of the Offer to Purchase, as amended and supplemented, the Letter of Transmittal, or any related documents, should contact D.F. King & Co., Inc. at either (212) 269-5550 or
(800) 431-9642 (toll-free).

         The Vermont Teddy Bear Company Bear-Gram gift is a popular alternative to sending flowers. Each Bear-Gram gift includes a customized Vermont Teddy Bear accompanied by a personalized greeting card and candy treat all packaged in a colorful gift box with an air hole. Most bears are purchased for adults to celebrate a holiday, life event or special occasion. Orders are placed by calling 1-800-829-BEAR where a friendly Bear Counselor(R) assists with the selection and personalization, or online at www.VermontTeddyBear.com.

         This press release is neither an offer to purchase the securities nor a solicitation of offers to sell. The tender offer is made only pursuant to the offering documents.

         The foregoing can be interpreted as including forward-looking statements under the Private Securities Litigation Reform Act of 1995. Actual future results may differ materially from what is suggested by the statements above.